Exhibit 1

Media Release

8 August 2008

Westpac Market Update

In a market update today, Westpac said it was well positioned in the current environment to pursue its strategic agenda, including completing the proposed merger with St.George.

Westpac indicated that given its solid growth and high quality portfolio, it is on track to deliver 2008 cash earnings growth of between 6% and 8%.  Robust revenue growth of 8% to 9% is anticipated despite the more difficult economic conditions. Expenses are expected to grow 6% to 7%.

While loan volumes continue to slow at both the institutional and retail level, Westpac has grown ahead of system. Housing lending has been particularly strong, growing at 1.5 times system.

Asset quality remains good although, consistent with the economic cycle, stressed loans have increased. Within the Institutional Bank there were no new impaired assets in the third quarter. Total impaired loans are at similar levels to the first half of 2008. As indicated previously, Westpac’s conservative risk profile has meant it is not at risk from the types of significant write-down in securities portfolios that have impacted some other financial institutions.

Given the challenging economic environment, Westpac expects higher collectively assessed provisions for the second half as a result of growth in lending, a modest rise in delinquencies and an expected further increase in its economic overlay provision.

Westpac Chief Executive Officer Gail Kelly said that despite slowing economic growth, Westpac continues to perform well.

“Managing risk remains a priority for us and we are maintaining our strong lending and credit risk disciplines.  Importantly, Westpac also has a strong capital and funding position, allowing us to effectively respond to the more difficult operating environment.

“We are not distracted by problems in our credit portfolio, enabling us to focus on our strategic agenda.  Putting customers at the centre of our business is at the heart of this agenda,” Mrs Kelly said.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
Ph: 0419 683 411	Ph: 0416 275 273